Exhibit 99.3

EVOGENE LTD.

PROXY FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 5, 2025
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Nitsan Deutsch and Guy Kofman, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares, par value 0.2 New Israeli Shekels, of Evogene Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Monday, January 6, 2025, at the Special General Meeting of Shareholders, as it may be adjourned from time to time  (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, on Wednesday, February 5, 2025, at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting (the “Proxy Statement”).

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal, this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

 PLEASE NOTE: BY VOTING, WHETHER BY MEANS OF THE ENCLOSED PROXY CARD, VIA TELEPHONE OR INTERNET VOTING, YOU WILL BE DEEMED TO CONFIRM TO THE COMPANY THAT YOU DO NOT HAVE A PERSONAL INTEREST IN PROPOSAL 1 AND THAT YOU ARE NOT A CONTROLLING SHAREHOLDER UNDER THE COMPANIES LAW (AN “INTERESTED SHAREHOLDER”). IF YOU ARE AN INTERESTED SHAREHOLDER, PLEASE NOTIFY NITSAN DEUTSCH, THE COMPANY’S LEGAL COUNSEL, AT C/O EVOGENE LTD., 13 GAD FEINSTEIN STREET, PARK REHOVOT, REHOVOT 7638517, ISRAEL, TELEPHONE: +972 050 3450040 OR EMAIL (NITSAN.DEUTSCH@EVOGENE.COM)(IN WHICH CASE YOUR VOTE WILL ONLY COUNT FOR OR AGAINST THE ORDINARY MAJORITY, AND NOT FOR OR AGAINST THE SPECIAL MAJORITY, REQUIRED FOR APPROVAL AND ADOPTION OF PROPOSAL 1). PLEASE SEE PROXY STATMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTERESRT IN THE VOTE.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

FEBRUARY 5, 2025

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
1.	Approval of the grant to Mr. Ofer Haviv, the Company’s President and Chief Executive Officer, of options to purchase 52,800 of the Company’s ordinary shares, and 107,200 performance-based options.	☐	☐	☐

To change the address on your account, please check the box below and indicate your new address in the space provided below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of shareholder	Date	Signature of shareholder	Date